EXHIBIT 99.1

Ohio Gathering Company, L.L.C.

December 31, 2018, 2017, and 2016 Financial Statements and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Managers of Ohio Gathering Company, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Ohio Gathering Company, L.L.C (the “Company”) as of December 31, 2018 and 2017, and the related statements of operations, of changes in members’ equity, and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

February 22, 2019

We have served as the Company's auditor since 2016.

Ohio Gathering Company, L.L.C.

Balance Sheets

($ in thousands)

	December 31,
	2018	2017
Assets
Current assets:
Cash	$6,523	$12,266
Trade receivables	14,371	13,648
Affiliate receivables	14,463	19,391
Inventories	4,619	3,748
Other current assets	59	444
Total current assets	40,035	49,497

Property and equipment, net	1,259,075	1,305,310
Deferred contract costs, net	3,730	4,165
Other noncurrent assets	46	55
Total assets	$1,302,886	$1,359,027

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$12,073	$4,850
Affiliate payables	3,464	1,559
Accrued liabilities	11,700	4,926
Total current liabilities	27,237	11,335

Asset retirement obligations	3,371	3,159
Other long-term liabilities	332	344
Total liabilities	30,940	14,838

Commitments and contingencies (see Note 8)

Members’ equity	1,271,946	1,344,189
Total liabilities and members’ equity	$1,302,886	$1,359,027

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Statements of Operations

($ in thousands)

	Year Ended December 31,
	2018	2017	2016
Revenue	$142,030	$140,505	$149,185

Operating expenses:
Facility expenses	48,390	33,649	36,068
General and administrative expenses	3,974	3,676	4,418
Depreciation and accretion	59,154	68,294	56,613
Impairment expense	30,443	3,423	1,086
Total operating expenses	141,961	109,042	98,185

Income from operations	69	31,463	51,000

Miscellaneous income	3,564	—	—

Income before provision for income tax	3,633	31,463	51,000

Provision for deferred income tax expense	6	6	11

Net income	$3,627	$31,457	$50,989

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Statements of Changes in Members’ Equity

($ in thousands)

	MarkWest Utica EMG, L.L.C.	Summit Midstream Partners, LP	Total

Balance at December 31, 2015	$781,245	$548,467	$1,329,712

Contributions from members	47,162	31,443	78,605

Distributions to members	(64,971)	(43,311)	(108,282)

Net income	30,593	20,396	50,989

Balance at December 31, 2016	794,029	556,995	1,351,024

Contributions from members	37,355	24,903	62,258

Distributions to members	(60,330)	(40,220)	(100,550)

Net income	18,874	12,583	31,457

Balance at December 31, 2017	789,928	554,261	1,344,189

Contributions from members	7,386	4,924	12,310

Distributions to members	(52,908)	(35,272)	(88,180)

Net income	2,176	1,451	3,627

Balance at December 31, 2018	$746,582	$525,364	$1,271,946

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Statements of Cash Flows

($ in thousands)

	Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net income	$3,627	$31,457	$50,989
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and accretion	59,154	68,294	56,613
Amortization of deferred contract costs	435	435	435
Deferred revenue	(55)	(1,181)	(2,205)
Impairment expense	30,443	3,423	1,086
Gain on insurance settlement related to construction costs	(3,465)	—	—
Provision for deferred income tax expense	6	6	11

Changes in operating assets and liabilities:
Trade receivables	(724)	210	(1,898)
Affiliate receivables	2,690	(1,609)	(10,361)
Inventories	(871)	(697)	(397)
Other current assets	386	1,357	(365)
Accounts payable	1,347	109	(2,202)
Affiliate payables	147	103	(4,149)
Accrued liabilities	5,006	214	2,725
All other, net	19	—	518
Net cash provided by operating activities	98,145	102,121	90,800

Cash flows from investing activities:
Capital expenditures	(47,056)	(83,845)	(62,821)
Proceeds from sale of property and equipment	15,573	12,796	8,952
Proceeds from insurance settlement related to construction costs	3,465	—	—
Net cash used in investing activities	(28,018)	(71,049)	(53,869)

Cash flows from financing activities:
Contributions from members	12,310	62,258	78,605
Distributions to members	(88,180)	(100,550)	(108,282)
Net cash used in financing activities	(75,870)	(38,292)	(29,677)

Net (decrease) increase in cash	(5,743)	(7,220)	7,254
Cash at beginning of year	12,266	19,486	12,232
Cash at end of year	$6,523	$12,266	$19,486

Supplemental schedule of non-cash investing activities:
Increase (decrease) in accrued property and equipment	$7,671	$(10,117)	$(9,684)
Increase (decrease) in affiliate payables for purchases of property and equipment	1,757	(236)	(872)
Decrease (increase) in affiliate receivables for sales of property and equipment	2,238	(7,291)	78

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Notes to Financial Statements

($ in thousands, unless otherwise indicated)

1. Organization and Business

Effective May 31, 2012, MarkWest Utica EMG, L.L.C. (“MarkWest Utica”) a wholly-owned subsidiary of MPLX LP, entered into the Limited Liability Company Agreement (the “Original LLC Agreement”) with Blackhawk Midstream LLC (“Blackhawk”), in order to form Ohio Gathering Company, L.L.C. (the “Company” or “Ohio Gathering”). The Company provides natural gas gathering and compression services in the Utica Shale region of Ohio. Under the terms of the Original LLC Agreement, MarkWest Utica and Blackhawk each made initial nominal contributions to the Company in exchange for a 99% and 1% ownership interest, respectively. All operational and administrative services are provided through contractual arrangements with affiliates of MarkWest Utica Operating Company, L.L.C. (“MarkWest Utica Operating”). See Note 3 for more information regarding affiliate transactions.

After the initial contributions, MarkWest Utica was obligated to contribute all of the capital required by the Company for the development, construction and operation of certain natural gas gathering and compression assets pursued by the Company. MarkWest Utica’s and Blackhawk’s membership interests were adjusted to equal their respective share of the capital contributed. Therefore, as of December 31, 2013, MarkWest Utica owned more than a 99% interest and Blackhawk owned less than a 1% interest. Blackhawk also had an option to acquire a 40% equity interest in Ohio Gathering (the “Ohio Gathering Option”). See Note 2, Deferred Contract Costs, for further discussion.

In January 2014, Blackhawk sold its interest and the Ohio Gathering Option to Summit Midstream Partners, LLC (“Summit”). Effective June 1, 2014 (“Summit Investment Date”), Summit exercised the Ohio Gathering Option and increased its equity ownership (“Summit Equity Ownership”) from less than 1% to approximately 40% through a net cash investment of $341.4 million.

In August 2014, MarkWest Utica and Summit entered into the Third Amended and Restated Limited Liability Company Agreement of Ohio Gathering Company, L.L.C. (“the Third Amended LLC Agreement”) which replaced the Second Amended and Restated Limited Liability Company Agreement of Ohio Gathering Company, L.L.C. In accordance with the Third Amended LLC Agreement, Summit has the right, but not the obligation, to make additional capital contributions subject to certain limitations. If Summit elects to contribute capital in response to a particular capital call then the aggregate amount of capital that MarkWest Utica is required to contribute pursuant to such capital call will be decreased, dollar for dollar, by the amount of capital Summit elects to contribute. If a member fails to contribute any capital to the Company that is committed to be contributed or fails to timely wire the True-Up Amount (as defined in the Third Amended LLC Agreement) such member will be considered in default but will remain fully obligated to contribute such capital to the Company. The Company will be entitled to pursue all remedies available at law against the defaulting member. Effective March 3, 2016, Summit contributed substantially all of its limited partner interest in the Company to Summit Midstream Partners, LP (“SMLP”). Summit and SMLP are under common control and this contribution did not change their overall ownership in the Company; therefore, activity is presented combined on the accompanying Statements of Changes in Members’ Equity. Through December 31, 2018, SMLP has elected to contribute 40% of all capital calls and in total MarkWest Utica has contributed $1.3 billion and SMLP has contributed $853 million to the Company.

The business and affairs of the Company are overseen by a board of managers which currently consists of three managers designated by MarkWest Utica and two managers designated by SMLP. The composition of the board of managers could change in accordance with changes in investment balances. The board of managers has delegated to MarkWest Utica Operating the authority to manage the day-to-day operations of the Company, subject to certain approval rights retained by the board. Pursuant to a services agreement between the Company and MarkWest Utica Operating, an affiliate of MarkWest Utica Operating will provide all employees and services necessary for the daily operations and management of the Company’s business. The Company is required to distribute all available cash, as defined in the Third Amended LLC Agreement, to the members within 45 days of the end of each calendar month.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Estimates are subject to uncertainties due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and affect items such as, valuing inventory; evaluating impairments of long-lived assets; establishing estimated useful lives for long-lived assets; estimating revenues, expense accruals and capital expenditures; valuing asset retirement obligations; establishing inputs when determining fair value of options; evaluating forecasts when determining income tax valuation allowances; and determining liabilities, if any, for environmental and legal contingencies. Actual results could differ materially from those estimates.

Cash

Cash includes cash on hand and secured deposits. The Company maintains cash deposits with a major bank, which, from time-to-time, may exceed federally insured limits. The Company had no cash equivalents at December 31, 2018 and 2017.

Trade Receivables

Trade receivables primarily consist of customer accounts receivable, which are recorded at the invoiced amount and  generally do not bear interest. Past-due balances over 90 days and other higher risk amounts are reviewed individually for collectability. Balances that remain outstanding after reasonable collection efforts have been unsuccessful are written off through a charge to the valuation allowance and a credit to accounts receivable. Management reviews the allowance quarterly. The Company did not record a valuation allowance at December 31, 2018 or 2017.

Inventories

Inventories consist primarily of materials and supplies to be used in operations and are stated at the lower of cost or net realizable value. Costs for materials and supplies are determined primarily using the weighted-average cost method.

Property and Equipment

Property and equipment consists primarily of natural gas gathering assets, other pipeline assets, compressors and related facilities that are recorded at cost. Expenditures that extend the useful lives of assets are capitalized. Repairs, maintenance and renewals that do not extend the useful lives of assets are expensed as incurred. Leasehold improvements are amortized over the shorter of the useful life or lease term. Depreciation is provided principally on a straight-line method over a period of 20 to 30 years, with the exception of miscellaneous equipment and vehicles, which are depreciated over a period ranging from 3 to 20 years.

When items of property and equipment are sold or otherwise disposed of, any gains or losses are reported in the statements of operations. Gains on the disposal of property and equipment are recognized when they occur, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale.

Asset Retirement Obligations

An asset retirement obligation (“ARO”) is a legal obligation associated with the retirement of tangible long-lived assets that generally result from the acquisition, construction, development or normal operation of the asset. AROs are recorded at fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, and added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is determined using a credit adjusted risk-free interest rate and increases due to the passage of time based on the time value of money until the obligation is settled. The Company routinely reviews and reassesses its estimates to determine if adjustments to the value of AROs are required. The Company recognizes a liability of a conditional ARO as soon as the fair value of the liability can be reasonably estimated. A conditional ARO is defined as an unconditional legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. AROs have not been recognized for certain assets because the fair value cannot be reasonably estimated since the settlement dates of the obligations are indeterminate. Such obligations will be recognized in the period when sufficient information becomes available to estimate a range of potential settlement dates. In addition to the conditional AROs, the Company may have AROs related to certain gathering and compression assets as a result of environmental and other legal requirements. The Company is not required to perform such work until it permanently ceases operations of the respective assets. As the Company considers the operational life of these assets to be indeterminable, an associated ARO cannot be calculated and is not recorded.

Impairment of Long-Lived Assets

The Company’s policy is to evaluate whether there has been an impairment in the value of long-lived assets when certain events indicate that the remaining balance may not be recoverable. Qualitative and quantitative information is reviewed in order to determine if a triggering event has occurred or if an impairment indicator exists. If we determine that a triggering event has occurred, we would complete a full impairment analysis. If we determine that the carrying value is not recoverable, a loss is recorded for the difference between the fair value and the carrying value of the related asset group. Management considers the volume of producer customers’ reserves and future natural gas and natural gas liquids prices to estimate cash flows. The amount of additional producer customer reserves developed by future drilling activity depends, in part, on expected commodity prices. Projections of producer customers’ reserves, drilling activity and future commodity prices are inherently subjective and contingent upon a number of variable factors, many of which are difficult to forecast. Any significant variance in any of these assumptions or factors could materially affect future cash flows, which could result in the impairment of an asset.

For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value, less the cost to sell, to determine if impairment is required. Until the assets are disposed of, an estimate of the fair value is re-determined for each reporting period when related events or circumstances change. The Company recorded Impairment expense of $30.4 million, $3.4 million and $1.1 million for the years ended December 31, 2018, 2017, and 2016, respectively. See Note 5 for further details.

Deferred Contract Costs

Deferred contract costs of $6.6 million represent the asset created by the fair value of the Ohio Gathering Option that was recorded as permanent equity. This cost is amortized over the term of the arrangement into Facility expenses on the accompanying Statements of Operations. As of December 31, 2018 and 2017, the Company had recorded accumulated amortization of $2,861 and $2,426, respectively. As of December 31, 2018, the amortization of deferred contract costs is $435 for each of the next five years and $1,557 thereafter.

Revenue Recognition

As a result of the adoption of the new revenue recognition standard, the Company has updated its policies as they relate to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies performance obligations by transferring control over a product or providing services to a customer. Performance obligations are determined based on the specific terms of the arrangements and the services offered and whether they are distinct.

The Company provides services under fee-based arrangements. Under fee-based arrangements, the Company receives a fee or fees for gathering and compression services provided to its customers. The revenue that the Company earns from these arrangements is generally directly related to the volume of natural gas and natural gas liquids that flows through the Company’s gathering system and is not directly dependent on commodity prices.

These fee-based arrangements are reported as Revenue on the Statements of Operations. Revenue is recognized over time when the performance obligation is satisfied as services are provided in a series. The Company has elected to use the output measure of progress to recognize revenue based on the units gathered. The transaction price is based on variable components which are primarily dependent on volumes. Variable consideration will generally not be estimated at contract inception as the transaction price is specifically allocable to the services provided each period end. In instances in which tiered pricing structures do not reflect our efforts to perform, the Company will estimate variable consideration at contract inception.

Amounts billed to customers for electricity and other costs to perform services are included in Revenue on the Statements of Operations. Customers usually pay monthly based on the services performed that month.

Revenue and Expense Accruals

The Company routinely makes accruals based on estimates for both revenues and expenses due to the timing of compiling billing information, receiving certain third-party information and reconciling the Company’s records with those of third parties. The delayed information from third parties includes, among other things, actual volumes transported and other operating expenses. The Company makes accruals to reflect estimates for these items based on its internal records and information from third parties. Estimated accruals are adjusted when actual information is received from third parties and the Company’s internal records have been reconciled.

Income Taxes

The Company is treated as a partnership for tax purposes under the provisions of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for federal income taxes since the Company’s results of operations and related credits and deductions will be passed through and taken into account by its members in computing their respective tax liabilities. The Company is, however, subject to an income tax at the Cadiz, Ohio jurisdictional level.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of any tax rate change on deferred taxes is recognized as tax expense (benefit) from continuing operations in the period that includes the enactment date of the tax rate change. Realizability of deferred tax assets is assessed and, if not more likely than not, a valuation allowance is recorded to reflect the deferred tax assets at net realizable value as determined by management. All deferred tax balances are classified as long-term in the accompanying Balance Sheets.

Environmental Costs

Environmental expenditures are capitalized if the costs mitigate or prevent future contamination or if the costs improve environmental safety or efficiency of the existing assets. The Company recognizes remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure.

Fair Value of Financial Instruments

Management believes the carrying amounts of financial instruments, including cash, trade receivables, affiliate receivables and payables, other current assets, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of these instruments.

Reclassifications

Certain reclassifications have been made to the prior years financial statements to conform to the current year presentation.

Accounting Standards

Recently Adopted

ASU 2014-09, Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update ("ASU"), which created Accounting Standards Codification Topic 606 ("ASC 606"), Revenue from Contracts with Customers. The guidance in ASC 606 states that revenue is recognized when a customer obtains control of a good or service. Recognition of revenue involves a multiple step approach including identifying the contract, identifying the separate performance obligations, determining the transaction price, allocating the price to the performance obligations and recognizing revenue as the obligations are satisfied. Additional disclosures are required to provide adequate information to understand the nature, amount, timing and uncertainty of reported revenues and revenues expected to be recognized. The Company adopted the standard as of January 1, 2018 using the modified retrospective method. There was no cumulative effect of initially applying the new revenue standard. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. See Note 7 for further details.

We also adopted the following standards during 2018, none of which had a material impact to our financial statements or financial disclosures:

ASU		Effective Date
2016-18	Statement of Cash Flows - Restricted Cash	January 1, 2018
2016-15	Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments	January 1, 2018

Not Yet Adopted

ASU 2016-02 Leases and related updates

In February 2016, the FASB issued an ASU requiring lessees to record virtually all leases on their balance sheets. The ASU also requires expanded disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2019, and interim periods within those years, with early adoption permitted. The Company will early adopt and transition to the new guidance by recording leases on our balance sheet as of January 1, 2019.

The Company is finalizing the impact of this standard on our financial statements, disclosures, internal controls and accounting policies. This evaluation process includes reviewing all forms of leases, performing a completeness assessment over the lease population and analyzing the practical expedients in order to determine the best path of implementing changes to existing processes and controls. The Company  implemented a third-party supported lease accounting information system to account for our lease population in accordance with this new standard and establishing internal controls over the new system.

3. Affiliate Transactions

The Company has no employees. Operating, maintenance and general and administrative services, including capitalizable engineering and construction management services, are provided to the Company under certain agreements with MarkWest Utica Operating or its affiliates. In addition, the Company has an office lease agreement with an affiliate. From time to time, the Company may also sell to or purchase from affiliates, assets and inventory at the lesser of average unit cost or net realizable value. The Company has incurred the following amounts with affiliates related to the various agreements:

	Year Ended December 31,
	2018	2017	2016
Facility expenses
Labor and benefits, net	$12,601	$11,331	$11,258
Rent expense	478	429	427

General and administrative expenses	2,426	2,510	2,506

Inventories
Inventories sold to affiliates	433	306	265
Inventories purchased from affiliates	131	126	174

Property and equipment, net
Capitalized engineering and construction management fees	833	1,535	1,049
Capitalized labor and benefits	782	774	1,198
Property and equipment sold to affiliates	13,700	17,386	7,786
Property and equipment purchased from affiliates	1,685	3,880	1,944

4. Significant Customers and Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of trade receivables, which are generally unsecured. The Company had certain customers whose trade receivable balances individually represented 10% or more of the Company’s total trade receivables, or whose revenue individually represented 10% or more of the Company’s total revenue, as follows:

	Trade Receivables		Revenue
	As of December 31,		Year Ended December 31,
	2018	2017	2018	2017	2016
Customer A	65%	65%	62%	63%	73%
Customer B	28%	24%	29%	26%	15%

5. Property and Equipment

Property and equipment with associated accumulated depreciation is shown below:

	December 31, 2018	December 31, 2017

Gas gathering and compression equipment	$1,325,940	$1,296,947
Pipeline right of way	165,530	159,041
Land	2,754	2,754
Construction in progress	57,028	81,579
Property and equipment	1,551,252	1,540,321
Less: accumulated depreciation	292,177	235,011
Property and equipment, net	$1,259,075	$1,305,310

Depreciation expense of $58.4 million, $68.2 million, and $56.5 million is included in Depreciation and accretion on the Statements of Operations for the years ended December 31, 2018, 2017, and 2016, respectively. As part of the Company's ongoing review of long-lived assets, the Company recorded an impairment of $30.4 million in 2018 related to several compressor units and other  miscellaneous construction in process ("CIP") inventory that were determined to not have a future use. The Company compared the carrying value of the compressor units and CIP inventory items to the estimated net realizable value to determine the impairment expense that was recorded for the year ended December 31, 2018.

The Company recorded impairment of $3.4 million and $1.1 million during 2017 and 2016, respectively, related to canceled projects that were determined to not have a future use. The Company also identified several assets with curtailed useful lives in which accelerated depreciation was recorded related to certain compressor units, dehydration units and right of way assets. The impact of this change resulted in increased depreciation expense and a reduction of net income of  $11.8 million  for the year ended December 31, 2017.

6. Asset Retirement Obligations

The Company’s assets subject to AROs are primarily gas gathering pipelines and compression equipment. The Company also has land leases that require the Company to return the land to its original condition upon termination of the lease. The Company reviews current laws and regulations governing obligations associated with asset retirements and leases.

The following is a reconciliation of the changes in the ARO liability for the years ended:

	December 31, 2018	December 31, 2017
Beginning asset retirement obligations	$3,159	$1,830
Liabilities incurred	72	1,238
Accretion expense	140	127
Adjustments to asset retirement obligations	—	(36)
Ending asset retirement obligations	$3,371	$3,159

At December 31, 2018 and 2017, there were no assets legally restricted for purposes of settling AROs.

7. Revenue

Effect of ASC 606 Adoption

The Company adopted ASC 606 on January 1, 2018 for all contracts that were not yet completed as of the date of adoption. The significant change to and impact of the new standard was related to third-party reimbursements. Third-party reimbursements, such as electricity costs, are presented gross on the Statements of Operations rather than net within operating expenses. The gross-up for third-party reimbursements was an increase in Revenue and an increase in Facility expenses of $3 million for the year ended December 31, 2018. The disclosure of the impact of the adoption on the Statement of Operations for the year ended December 31, 2018 was as follows:

	Year Ended December 31, 2018
	ASC 606 Balance	ASC 605 Balance	Effect of Change
Revenue	142,030	138,996	3,034

Operating expenses:
Facility expenses	48,390	45,356	3,034

Net income	3,627	3,627	—

8. Commitments and Contingencies

Environmental Matters

The Company is subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for non-compliance.

In 2015, representatives from the United States Environmental Protection Agency (“EPA”) and the United States Department of Justice conducted a raid on a pipeline launcher/receiver site owned by an affiliate of MarkWest Utica, which site was utilized for pipeline maintenance operations. In 2018, the Company, together with other MarkWest affiliates, entered into a Consent Decree with the EPA and the Pennsylvania Department of Environmental Protection by which it agreed to pay penalties and undertake supplemental environmental projects including monitoring and emission reduction projects at certain facilities. The Company paid its portion of the penalty in 2018 which was approximately $240 and has accrued $500 as of December 31, 2018 for costs related to supplemental environmental projects. In addition, the Company is obligated to construct a monitoring facility for an estimated cost of $432 in 2019.

Legal

During 2018, the Company was named in a lawsuit filed by Oxford Mining Company ("Oxford") alleging that their coal mining rights are superior to the Company's pipeline right of way through Oxford's Shugert North mine in Belmont County, Ohio. Following discovery, the trial court granted Oxford's motion for summary judgment in part, finding that Oxford has priority over the Company's right of way, and finding that the Company's pipeline constituted a trespass. On the Company's motion, the trial court dismissed Oxford's willful trespass damage claim and held that the jury would only be permitted to consider Oxford's lost profits. On January 11, 2019, the jury returned a verdict in the amount of $5.5 million. The Company intends to appeal this determination. The $5.5 million has been accrued for at December 31, 2018.

The Company is also subject to a variety of risks and disputes, and is a party to various legal proceedings in the normal course of its business. The Company maintains insurance policies with coverage and deductibles that it believes are reasonable and prudent. However, the Company cannot assure that the insurance companies will promptly honor their policy obligations, or that the coverage or levels of insurance will be adequate to protect the Company from all material expenses related to future claims for property loss or business interruption to the Company, or for third‑party claims of personal injury and property damage, or that the coverage or levels of insurance it currently has will be available in the future at economical prices. While it is not possible to predict the outcome of the legal actions with certainty, management is of the opinion that appropriate provisions and accruals for potential losses associated with all legal actions have been made in the financial statements and that none of these actions, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Lease and Other Contractual Obligations

The Company has non‑cancellable operating lease agreements for the lease of vehicles expiring at various times through fiscal year 2019. Annual expense under these operating leases was $137, $523, and $11 for the years ended December 31, 2018, 2017, and 2016, respectively. At December 31, 2018, the minimum future payments under these agreements are $116 for the year ended December 31, 2019.

The Company also has contractual commitments to acquire property and equipment totaling $11 million at December 31, 2018, which is committed for the year ended December 31, 2019.

9. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 22, 2019, the date the financial statements were issued, and has determined that there are no material subsequent events that required additional disclosure.